Titan International, Inc.

VIA EDGAR

June 28, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Titan International, Inc.
        File No. 333-170296

Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”) filed by Titan International, Inc., an Illinois corporation (the “Company”), relating to a proposed offer (the “Exchange Offer”) by the Company to exchange up to $200,000,000 aggregate principal amount of the Company’s 7.875% Senior Secured Notes due 2017 (the “Exchange Notes”) and the guarantees thereof by four of the Company’s 100% owned subsidiaries named in the Registration Statement (together with the Company, the “Co-Registrants”) for up to $200,000,000 aggregate principal amount of the Company’s outstanding 7.875% Senior Secured Notes due 2017 (the “Private Notes”), I am writing to advise you supplementally in response to your letter dated June 17, 2011 as follows. For convenience of reference, your comments are set forth below, followed by our response.

General

1.
We note your response to comment one in our letter dated November 22, 2010; however, the required disclosure regarding reliance on our position enunciated in the Exxon Capital no-action letter and the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters must be provided to us in a supplemental letter signed by each co-registrant. Please provide the supplemental letter with your next amendment.

 RESPONSE:

A supplemental letter signed by each co-registrant and containing the required disclosure and representations is attached hereto as Annex A.

Conditions to the Exchange Offer, page 26

2.
We note your response to comment nine in our letter dated November 22, 2010; however, disclosure related to “threatened” actions continues to be present in the third bullet point of the “General conditions” disclosure on page 26. Please revise your disclosure accordingly.

RESPONSE:

The requested change has been made in Amendment No. 2 to the Registration Statement, which we are filing contemporaneously with this letter.

Description of Other Indebtedness, page 73

3.
We note that you have filed Exhibits 10.1 through 10.3 in response to comment 11 in our letter dated November 22, 2010. Since you may not reference a document which incorporates another document by reference (see Item 10(d) of Regulation 5- K), please revise the Exhibit Index to reflect that the credit agreement together with the relevant amendments are being incorporated by reference to Exhibit 10.3 of Form 10-K filed on February 25, 2010, Exhibit 10.4 of Form 8-K filed on September 9, 2010 and Exhibit 10.5 of Form 8-K filed on January 7, 2011, respectively.

RESPONSE:

The requested change has been made in Amendment No. 2 to the Registration Statement.

Exhibit 5.1 — Opinion of Davis & Gilbert LLP

4.
Please have counsel revise the second paragraph on page two of the opinion to state that with respect to the state law matters, counsel has relied on the respective opinions of Schmiedeskamp, Robertson, Neu & Mitchell LLP and Burkey, Burkey & Scher, Co., and not that it has “assumed such matters.”

RESPONSE:

The opinion has been revised to reflect the requested change and has been refiled with Amendment No. 2 to the Registration Statement.

5.
Please have counsel explain to us why it is unable to render an opinion with respect to the matters raised in paragraphs D through M (other than paragraph J) of the opinion. Please ensure that counsel discusses the relevant sections of the Agreements subject to the noted qualifications, and not merely the possibility that the Agreements may contain such provisions. Please also note that, generally, limitations beyond the scope of those listed in paragraph C of the opinion would be objectionable. We may have further comments following the review of your response.

RESPONSE:

The qualifications noted have been removed from the revised opinion.

6.
Please explain the significance of counsel’s statement related to waiver of defenses in the middle of the last page of the opinion, since it is unclear how the qualification affects the enforceability of counsel’s opinion.

RESPONSE:

This statement has been removed from the revised opinion.

7.
We note that in the penultimate paragraph of the opinion, counsel states that the opinion may not be relied upon by any other person, firm or entity. Please have counsel revise its opinion to remove this limitation.

RESPONSE:

The limitation has been removed from the revised opinion.

************

Please contact Barbara Bowman of Bodman PLC at (248) 743-6000 (facsimile: (248) 743-6002) with any questions you may have.

Very truly yours,

Titan International, Inc.
Titan Wheel Corporation of Illinois
Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport

By:  /s/ Cheri T. Holley
Cheri T. Holley
Vice President and General Counsel

Annex A

VIA EDGAR

June 28, 2011

United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

Re: Titan International, Inc.
        File No. 333-170296

Ladies and Gentlemen:

In connection with the above-referenced registration statement (the “Registration Statement”) filed by Titan International, Inc., an Illinois corporation (the “Company”), relating to a proposed offer (the “Exchange Offer”) by the Company to exchange up to $200,000,000 aggregate principal amount of the Company’s 7.875% Senior Secured Notes due 2017 (the “Exchange Notes”) and the guarantees thereof by four of the Company’s 100% owned subsidiaries named in the Registration Statement (together with the Company, the “Co-Registrants”) for up to $200,000,000 aggregate principal amount of the Company’s outstanding 7.875% Senior Secured Notes due 2017 (the “Private Notes”), I am writing to advise you supplementally in response to your letter dated June 17, 2011 as follows:

(a)
the Co-Registrants are registering the Exchange Offer in reliance on the position of the staff of the Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (April 13, 1988), as interpreted in the Commission’s letters to Morgan Stanley & Co. Inc. (June 5, 1991) and Shearman & Sterling (July 2, 1993);

(b)
the Co-Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes or the guarantees thereof and, to the best of the Co-Registrants’ information and belief, each person participating in the Exchange Offer is acquiring the securities in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the securities to be received in the Exchange Offer;

(c)	the Co-Registrants will make each person participating in the Exchange Offer aware, through the prospectus forming a part of the Registration Statement (the “Prospectus”), that:

(i)
any broker-dealer and any noteholder using the Prospectus to participate in a distribution of the Exchange Notes (x) could not rely on the Staff position enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or similar letters and (y) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933 (the “Securities Act”) in connection with a secondary resale transaction, and

(ii)
any broker-dealer who holds Private Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Notes in exchange for such Private Notes pursuant to the Exchange Offer, must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes;

(d)
the Co-Registrants acknowledges that any secondary resale transaction, as described in clause (c)(i) above, should be covered by an effective registration statement containing the selling noteholder information required by Item 507 of Regulation S-K;

(e)
the Co-Registrants will include in the transmittal letter to be executed by each tendering noteholder that elects to participate in the Exchange Offer a representation from such tendering noteholder that:

(i)
the Exchange Notes or book-entry interests therein to be acquired by such holder and any beneficial owner(s) of such Private Notes or interests therein (“Beneficial Owner(s)”) in connection with the Exchange Offer are being acquired by such holder and any Beneficial Owner(s) in the ordinary course of business of the holder and any Beneficial Owner(s),

(ii)	the holder and each Beneficial Owner are not engaging, do not intend to engage, and have no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes,

(iii)
the holder and each Beneficial Owner acknowledge and agree that any person who is a broker-dealer registered under the Securities Exchange Act of 1934, as amended, or is participating in the Exchange Offer for the purpose of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes or interests therein acquired by such person and cannot rely on the position of the Staff set forth in certain no-action letters,

(iv)
the holder and each Beneficial Owner understands that a secondary resale transaction described in clause (e)(iii) above and any resales of the Exchange Notes or interests therein obtained by such holder in exchange for the Private Notes or interests therein originally acquired by such holder directly from the Company should be covered by an effective registration statement and must comply with the registration requirements of the Securities Act,

(v)	neither the holder nor any Beneficial Owner(s) is an “affiliate,” as defined in Rule 405 under the Securities Act, of the Company, and

(vi)
in the event such holder is a broker-dealer (whether or not it is also an “affiliate”) that will receive Exchange Notes for its own account pursuant to the Exchange Offer, the Private Notes tendered in the Exchange Offer were acquired by such broker-dealer as a result of market-making activities or other trading activities, and such holder acknowledges that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a Prospectus, the holder will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act;

(f)	the Co-Registrants will commence the Exchange Offer when the Registration Statement is declared effective by the Commission;

(g)
the Exchange Offer will remain in effect for a limited time and, except with respect to broker-dealers who tender in the Exchange Offer for whom the Co-Registrants  will keep the registration statement effective for up to 180 days, will not require the Co-Registrants  to maintain an “evergreen” registration statement; and

(h)	the Exchange Offer will be conducted in compliance with the Securities Exchange Act of 1934, and any applicable rules and regulations thereunder.

Very truly yours,

Titan International, Inc.
Titan Wheel Corporation of Illinois
Titan Tire Corporation
Titan Tire Corporation of Bryan
Titan Tire Corporation of Freeport

By:  /s/ Cheri T. Holley
Cheri T. Holley
Vice President and General Counsel